Henkel

A Brand like a Friend

Henkel KGaA, 40191 Düsseldorf, Deutschland

04012065

04 JAN 13 AM 7:21

SUPPL

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Datum / Date	2004-01-09	Abteilung / Dept.	VJC / T. Kühn
Ihre Nachricht / Your message		Telefon / Phone	+49 211 797 8959
		Telefax / Fax	+49 211 798 2463
		E-Mail / E-mail	Thomas-Gerd.Kuehn@henkel.com

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

Ladies and Gentlemen:

Enclosed please find Henkel's press release "The Winner: www.henkel.com".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

HENKEL KGaA

T. Kuehn H. Nicolas

Encl.

dly 1/13

Thomas-Gerd Kuehn
08.01.2004 16:39
Entscheidung erforderlich ? ☐ ja

An: Christa Richardt-Straube/KGaA/HENKEL@Henkel KGaA
Kopie:
Thema: Press Release "The Winner: www.henkel.com"

b SEC

Gruss,

TK

VJC Corporate Matters
Phone: +49-211-797-8959
Fax: +49-211-798-2463
E-Mail: Thomas-Gerd.Kuehn@henkel.com
----- Weitergeleitet von Thomas-Gerd Kuehn/KGaA/HENKEL am 08.01.2004 16:38 -----

Vccmail
08.01.2004 16:35
Entscheidung erforderlich ? ☐ ja

An:
Kopie: (Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL)
Thema: Press Release "The Winner: www.henkel.com"

Henkel
A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen,

Attached please find the press release "The Winner: www.henkel.com", which we just distributed to the media.

With my very best regards

Ernst Primosch

Press Release

Henkel Group Granted iNOVA Bronze Award for Its Global Website

The Winner: www.henkel.com

For the third time, the U.S. company Mercomm. Inc. granted its prestigious iNOVA Award for the world's best corporate Internet site. This year, the global website of Henkel Group (www.henkel.com) was given the iNOVA Bronze Award for Excellence in Corporate Websites.

Düsseldorf, Germany – More than 260 entries applying to win the award were submitted from 10 countries. The competition designed to determine the best corporate Web pages focused on design, navigational structure, contents, innovative strength, as well as the value to the user. The jury also evaluated the concept underlying the website, the level of creativity and the extent to which the Internet pages succeeded in conveying and supporting the company's goals. The experts serving on the jury represented the fields of Internet marketing, advertising, public relations as well as design specialists, and involved prominent companies and agencies such as AT&T Wireless, Porter Novelli and MGM Communications.

The jury was particularly impressed by the comparative timeliness and comprehensive scope of the information provided by Henkel on its corporate website. "As is always the case in such situations, the results of this ranking are an incentive for us to do things even better," says Mr. Ernst Primosch, Director of Corporate Communications at Henkel Group. "We are continually striving to improve the user-friendliness of our website."

In addition to its iNova Award for websites, the U.S. company MerComm, Inc. also grants five additional prizes to companies for the following categories: design, video, marketing, annual reports and public relations. The awards are designed to honour work which makes an extraordinary contribution to the success of an organization, the company or on behalf of its customers.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2002 the Henkel Group generated sales of 9.66 billion euros and an operating profit (EBIT) of 666 million euros. 50,000 employees work for the Henkel Group worldwide. People in 126 countries around the world trust in brands and technologies from Henkel.

January 8, 2004

<u>Contact:</u>

Henkel-Gruppe
Corporate Communications
Ernst Primosch
Telephone: +49-(0)211-797-3533
Fax: +49-(0)211-798-2484
Email: press@henkel.com

Lars Witteck
Telephone: +49-(0)211-797-2606
Fax: +49-(0)211-798-4040

presse.henkel.de

Presseinformation

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